Exhibit 99.1

Altamira Therapeutics Receives FDA 510(k) Clearance

for Bentrio to Treat Allergic Rhinitis

•	Company gains access to the world’s largest OTC market for consumer health products
•	Expects substantial and growing US Bentrio revenue contribution over next couple of years

HAMILTON, BERMUDA / June 27, 2022 / Altamira Therapeutics Ltd. (NASDAQ:CYTO), a company dedicated to developing therapeutics that address important unmet medical needs, today announced that the Company’s US subsidiary has received 510(k) clearance from the U.S. Food and Drug Administration (FDA) to market its nasal spray Bentrio™ (“Bentrio Allergy Blocker”) for the treatment of allergic rhinitis (hay fever). Clearance was provided for the following indication for use: “Bentrio is intended to treat hay fever and allergy sufferers by promoting alleviation of mild allergic symptoms (i.e. mild nasal irritation including itchy, runny, or congested nasal passages) triggered by the inhalation of various airborne allergens including indoor and outdoor environmental pollens, house dust, animal hair and dust mites.

Application of Bentrio produces a mucous-like gel barrier that coats the nasal membranes, traps inhaled allergens within the nasal cavity and helps with their clearance.”

“We are excited by the opportunity created by the regulatory clearance of Bentrio Allergy Blocker for the US, which is by far the world’s largest market for OTC consumer health products,” said Thomas Meyer, Altamira Therapeutics' founder, Chairman and CEO. “Thanks to its triple mode of action, which does not require any drug ingredient for protecting against airborne allergens, and its preservative-free formulation, we believe that Bentrio is well positioned to help address unmet needs among the more than 20 million allergic rhinitis sufferers in the US. Over the next couple of years, we expect Bentrio to make substantial and growing contributions to our revenues and success.”

Altamira’s recently established OTC Consumer Health business unit expects to make the product available in the US later in the third quarter through one of the leading e-commerce platforms. It is actively in discussions with established OTC consumer health companies for exclusive distribution of Bentrio in the US as well as other key international markets.

About Bentrio Allergy Blocker

Bentrio Allergy Blocker is a drug-free nasal spray for personal protection against airborne allergens. Upon application into the nose, Bentrio forms a protective gel layer on the nasal mucosa. This thin film is designed to prevent the contact of allergens with cells; in addition, the composition serves to bind such particles and help with their discharge. Together, this is designed to reduce the risk of upper respiratory tract viral infections and promote alleviation of allergic symptoms. For more info, visit: https://altamiratherapeutics.com/our-products/bentrio

Bentrio is being distributed in selected European and Asian countries and is planned to become available through distributors in numerous other countries in Europe, Asia and MENA. In June, Altamira received FDA 510(k) clearance to market Bentrio Allergy Blocker for the treatment of allergic rhinitis in the US.

About Altamira Therapeutics

Altamira Therapeutics (NASDAQ:CYTO) is dedicated to developing therapeutics that address important unmet medical needs. The Company is currently active in three areas: the development of RNA therapeutics for extrahepatic therapeutic targets (OligoPhore™ / SemaPhore™ platforms; preclinical), nasal sprays for protection against airborne viruses and allergens (Bentrio™; commercial) or for the treatment of vertigo (AM-125; Phase 2), and the development of therapeutics for intratympanic treatment of tinnitus or hearing loss (Keyzilen® and Sonsuvi®; Phase 3). Founded in 2003, it is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit: https://altamiratherapeutics.com/

Forward-Looking Statements

This press release may contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Altamira Therapeutics' strategies or expectations. In some cases, you can identify these statements by forward-looking words such as "may", "might", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "projects", "potential", "outlook" or "continue", or the negative of these terms or other comparable terminology. Forward-looking statements are based on management's current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the approval and timing of commercialization of AM-301, Altamira Therapeutics' need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Altamira Therapeutics' product candidates, the clinical utility of Altamira Therapeutics' product candidates, the timing or likelihood of regulatory filings and approvals, Altamira Therapeutics' intellectual property position and Altamira Therapeutics' financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Altamira Therapeutics' capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption "Risk Factors" in Altamira Therapeutics' Annual Report on Form 20-F for the year ended December 31, 2021, and in Altamira Therapeutics' other filings with the SEC, which are available free of charge on the Securities Exchange Commission's website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Altamira Therapeutics or to persons acting on behalf of Altamira Therapeutics are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Altamira Therapeutics does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

CONTACT

Investors@altamiratherapeutics.com
800-460-0183